Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

Subject Line: Message from Jim Rogers – Merger Announcement

To: All Employees

From: Jim Rogers

This morning, Duke Energy joins Progress Energy in announcing plans to combine forces in a stock-for-stock transaction. I regret that reports appeared in the media first, before employees could learn about this from the company. However, securities laws are restrictive on what company officials can share with employees versus what the media can report. I hope you understand.

Many of you know and have worked with Progress, and are familiar with its strong track record. Headquartered in Raleigh, N.C., Progress is a Fortune 500 energy company with nearly 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Its operations include two major electric utilities that serve 3.1 million customers in the Carolinas and Florida.

This transaction will combine two industry leaders and innovators that share a commitment to superior customer service, operational excellence and strong community service. There are other equally compelling reasons for the merger.

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Overall, it creates a stronger company. The new company, which will retain the name Duke Energy with headquarters in Charlotte, will be the largest regulated utility company in the United States, based on expected enterprise value, market capitalization, number of regulated electric customers and generation capacity. It will have unmatched financial and operational scale, scope and strength. The new company will be supported by a significant and diversified regulated earnings base.

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Our customers will benefit. The merger will drive operational efficiencies for 7.1 million electric customers in six regulated service territories. In particular, our Carolinas customers will benefit from fuel and joint dispatch efficiencies. As always, the new company will remain steadfast to our commitment to deliver affordable, reliable, safe and increasingly clean energy.

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Our shareholders will benefit. We expect the combination will be immediately positive to earnings per share in the first year after closing, based on adjusted diluted EPS. The combined company will offer an attractive dividend, in addition to a strong balance sheet and credit profile.

While this merger will create the largest U.S. electric utility, we also want to make it the best utility in the U.S. I believe we can take advantage of the complementary strengths that Duke and Progress offer to accomplish that. Doing so will help us navigate a significant transformation of our industry, due in part to new technologies, new regulations and ever-increasing customer demands. As the marketplace changes, we must change as well.

Once the merger is completed, which we are targeting for late 2011, I will become executive chairman of the new company. Bill Johnson, currently CEO of Progress Energy, will become president and chief executive officer. My new role will allow me to advise Bill on strategic matters, play an active role in government relations and serve as the company’s lead spokesperson on energy policy. Other top-tier leaders have also been named. (LINK)

Bill and I will lead the transition, with A.R. Mullinax from Duke and Paula Sims from Progress managing the team that will develop a detailed, thoughtful plan to integrate the companies and ensure a smooth transition for employees and customers. We are fortunate that both companies have successful track records of handling large-scale transitions.

I know you will have many questions about this transaction, and I ask that you be patient as we work through hundreds of details in the upcoming weeks and months. We cannot let this become a distraction. Our continued focus on customer service, operational excellence and safety cannot waver.

Both companies will continue to operate as separate entities until the transaction is completed. The merger will require shareholder approval from both companies, along with regulatory approvals. That includes the Federal Energy Regulatory Commission, the Nuclear Regulatory Commission, the North Carolina Utilities Commission and the South Carolina Public Service Commission.

I encourage you to learn more about Progress and its strong track record, and to keep abreast of merger events and progress. You are an important stakeholder. So that you understand the rationale and value of this important transaction, you should review the news release (LINK), which was issued early this morning, and a fact sheet on the two companies (LINK). Additional information is available on the Portal.

Adverse weather in the Carolinas has delayed a face-to-face meeting with employees, but I hope to hold a session in the near future. Bill Johnson hopes to join us, too.

The merger is major news for our company, and it’s also very exciting. It positions Duke to be successful long-term, and for our employees to be a part of an even more dynamic company. Please join me in giving this transaction your full support.

As an employee of Duke, you may also be a shareholder of Duke. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke

Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.